Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors
Nelnet, Inc.:

We consent to the incorporation by reference in the Registration Statements on Form S-8 Nos. 333-112374, 333-135367, 333-144790, 333-151991, and 333-161814 and the Registration Statements on Form S-3 Nos. 333-144789 and 333-155656 of Nelnet, Inc. of our reports dated March 3, 2010 with respect to the consolidated balance sheets of Nelnet, Inc. and subsidiaries as of December 31, 2009 and 2008, and the related consolidated statements of income, shareholders’ equity and comprehensive income, and cash flows for each of the years in the three-year period ended December 31, 2009, and the effectiveness of internal control over financial reporting as of December 31, 2009, which reports appear in the December 31, 2009 annual report on Form 10-K of Nelnet, Inc.

/s/ KPMG LLP

Lincoln, Nebraska
March 3, 2010